EXHIBIT 19

January 2022

KORU MEDICAL SYSTEMS, INC.

POLICY ON INSIDER TRADING

It is very important that all directors, officers and employees of KORU Medical Systems, Inc. (the “Company”) be familiar with the Company’s policy on trading in securities of the Company or entities with which the Company does business. Thus, each of you is asked to read this Policy on Insider Trading (this “Policy”), carefully, sign the attached acknowledgment, and return the signed acknowledgment to the Company’s Chief Financial Officer.

•	This Policy provides that, if you are aware of information regarding the Company or any of its customers, vendors, etc. that is material and is not generally known to the public, you may not buy or sell the Company’s or that entity’s securities, and you may not share that information with others.

•	This Policy provides for “blackout periods” during which directors, officers and employees are prohibited from buying or selling Company securities.

•	This Policy requires that any director, officer or employee provide notice to our Chief Financial Officer before executing a trade.

•	This Policy prohibits certain other transactions involving the Company’s securities by directors, officers and employees.

You should review this Policy in detail and contact our Chief Financial Officer if you have any questions. You should note, however, that as a matter of law and corporate policy, you are ultimately responsible for conforming your actions to the requirements of the insider trading laws and this Policy. Regardless of any advice or information you receive from the Company or others, you will bear the consequences of any legal or policy violations.

Violating the insider trading laws can result in significant criminal and civil liabilities, including imprisonment and millions of dollars in fines. Furthermore, failure to observe and comply with all of the provisions contained in this Policy may subject you to disciplinary action by the Company, including discharge.

TRADING IN KORU MEDICAL SYSTEMS, INC. SECURITIES

YOU ARE NOT PERMITTED TO ENTER INTO TRANSACTIONS RELATING TO THE COMPANY’S SECURITIES AT ANY TIME IF YOU ARE IN POSSESSION OF MATERIAL, NON-PUBLIC INFORMATION.

Rule 10b-5, promulgated under Section 10(b) of the Securities Exchange Act of 1934, prohibits “deceptive” or “fraudulent” conduct in connection with the purchase and sale of securities. This Rule is the principal “anti-fraud” law governing transactions involving the Company.

Accordingly, by Company policy and by law, you are prohibited from trading in any securities of the Company on the basis of “material,” “non-public” information. This conduct is referred to as “insider trading” and not only is grounds for disciplinary action, but may subject you to severe civil and criminal penalties as well. The meaning of the terms “material” and “non-public” is discussed below.

This Policy applies to all transactions in Company-related securities. Thus, the prohibition of insider trading applies not only to transactions in the Company's common stock (and other public-traded equity and debt securities existing from time to time), but also to transactions in exchange-traded options covering Company securities and hedging and other transactions involving Company securities. The exercise of stock options, sale of a put option or the gift of Company securities may also be considered transactions in Company-related securities.

Under Rule 10b-5 it is considered “fraudulent” to purchase or sell securities while in possession of undisclosed material information relating to the securities. If the director, officer or employee either knows of the non-disclosure, or is reckless or displays an extreme departure from the standards of ordinary care (or in some situations is negligent (a lower standard)) in not ascertaining the existence of inside information, there is potential liability. Since directors, officers and other employees of the Company may be thought to have access to material inside information about the Company, it may be difficult to convince a court or jury that the material undisclosed information in question was not known to such person when making the purchase or sale.

“Tipping”

You may not pass material non-public information on to others (not even your spouse or other family members) or in any way suggest trades in securities to others based on such information. This conduct is commonly referred to as "tipping". It also is prohibited and will subject you to disciplinary action and possibly termination and severe civil and criminal penalties. This may be true even if the person to whom you provide the information trades on or uses the information without your knowledge or approval.

What is “material,” non-public” information?

“Material” information generally is information for which there is a substantial likelihood that a reasonable investor would consider it important in deciding to buy, sell or hold a security, or information that is reasonably certain to have an effect on the price of the Company’s securities. If there is any possibility that information would interest you or others as investors, the information should be considered “material.”

“Non-public” information is “non-public” until it has been effectively communicated to the marketplace. You should consider any information “non-public” unless you have read it in a report filed with the Securities and Exchange Commission (the “SEC”) or sent to stockholders generally, or in a newspaper, magazine or similar publication. Even after the information concerning the Company has been published, there should be a reasonable period of time for the information to circulate in the marketplace – generally, at least 24 hours – before making any trades in the Company’s securities.

While it is not possible to identify every type of information that might be deemed to be material, the following are a few examples:

•	earnings related information including preliminary financial results or other financial information (including internally developed financial projections and forecasts);

•	plans for transactions (purchases or sales) involving Company securities or financing;

•	plans for mergers, acquisitions and/or asset sales or purchases;

•	developments in pending or threatened lawsuits, investigations or notifications from regulatory agencies (for example, the SEC, Federal Trade Commission or Food and Drug Administration) or from an exchange or market on which Company securities are listed;

•	new products, services and/or customer or vendor agreements;

•	significant personnel changes;

•	gain or loss of a significant customer or vendor;

•	changes in auditors or notification that an audit report can no longer be relied upon; or

•	significant contracts or price changes

Determinations regarding the “materiality” of information are inherently judgment based.

Blackout Periods

It is the Company’s policy that officers, directors and employees of the Company may not enter into transactions relating to the Company’s securities during the last two weeks of each fiscal quarter and until the second business day following the filing of the Company’s Quarterly

Reports on Form 10-Q (generally in May, August and November) or Annual Report on Form 10-K (generally in March), as applicable, unless otherwise notified by the Chief Financial Officer or Company legal counsel.

In addition, from time to time, the Company may announce that all trading is prohibited pending certain corporate developments. Under some circumstances, material information may properly be withheld from the public for legitimate business considerations of the Company. In such cases, even if the required SEC filings have been made, the continued existence of material non-disclosed information would preclude trading in the Company’s securities by directors, officers and employees. Rather than run the risk of relying on an argument that you did not actually know or should not have known about material inside information (even if the Company has not prohibited trades), any officer, director or employee of the Company (who may have or be thought to have access to material inside information) who intends to purchase or sell securities of the Company should first ascertain whether at that time there is any material information regarding the Company that has not been publicly disclosed. This is one of the reasons why it is the policy of the Company that any officer, director or employee personnel who intends to engage in any transaction involving securities of the Company should first notify the Chief Financial Officer.

Policy Exceptions

In the event that you are suffering from financial hardship that is reasonably demonstrated to at least two independent members of the Board of Directors, such members may grant an exemption to the trading restrictions described in this Policy. No exemption can be granted if you are in possession of material non-public information.

Short-Swing Profits

If you are an officer or director subject to reporting under Section 16 of the Securities Exchange Act of 1934, you should be aware that even if you enter into transactions during the permitted periods described above, you may still be subject to liability under Section 16 for any short-swing profit you may realize.

Other Prohibited Transactions

Directors, officers and other employees, including any of their spouses, other persons living in their households and minor children and entities over which they exercise control, are prohibited from engaging in the following transactions in the Company's securities unless advance approval is obtained from the Chief Financial Officer:

Short sales. Such persons may not sell the Company's securities short;

Options trading. Such persons may not buy or sell puts or calls or other derivative securities on the Company's securities;

Trading on margin or pledging. Such persons may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and

Hedging. Such persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

TRADING IN SECURITIES OF OTHER COMPANIES

YOU ARE NOT PERMITTED TO ENTER INTO TRANSACTIONS RELATING TO ANY OTHER COMPANY’S SECURITIES AT ANY TIME IF YOU ARE IN POSSESSION OF MATERIAL NON-PUBLIC INFORMATION.

The prohibition against trading in securities of the Company while in possession of material non-public information also applies to trading in securities of other companies. It is against Company policy and is illegal to trade in any company’s stock or other securities based on inside information if that company is one with which the Company does business or if the information has been obtained in the course of your employment or service to the Company. Similarly, such information should not be disclosed to others. Even if the information does not relate to an entity with which the Company does business and has not been obtained in the course of employment, trading on the information or disclosing it to others may be prohibited. In addition, the information about the other company may have been provided under an agreement restricting its use.

PENALTIES FOR POLICY VIOLATION

Violation of this Policy is grounds for disciplinary action and even dismissal. Furthermore, you may be suspended, without pay, during the course of any investigation to determine if there has been a violation of this Policy.

The federal securities laws impose considerable civil and criminal penalties on persons who improperly obtain or use material, non-public information in connection with a purchase or sale of securities. In addition to civil damages of up to three times the profit gained, an individual may be subject to criminal sanctions, including imprisonment and a criminal fine of up to millions of dollars, for any violation. The SEC and courts have great power to impose penalties for violations of the insider trading provisions of the federal securities laws, and the SEC and governmental prosecutors vigorously enforce these laws against both individuals and institutions.

SAFEGUARDING CONFIDENTIAL INFORMATION

To safeguard confidential information, you are required to follow these procedures:

1.	Papers relating to confidential matters should not be left in conference rooms or anywhere else where they might be seen by visitors to the office.

2.	Visitors should not be allowed to wander throughout the offices. Visitors desiring to use a telephone should be directed to an appropriate telephone. Visitors should not be allowed to use a private office unless appropriate precautions are taken to prevent any possible disclosure of information.

3.	You should not disclose any confidential information concerning the Company or its subsidiaries, nor should you disclose any information which you learned about in the course of your work that relates to an entity with which the Company does business, or an entity that is otherwise involved in a transaction with the Company. This includes a prohibition of disclosure to your family members and friends. Highly confidential matters should not be disclosed even to others within the Company unless there is a need for them to have that information.

4.	Confidential matters should not be discussed in reception areas, hallways, elevators, restaurants, taxis, subways, airplanes or other public places.

5.	Inquiries from outside the Company (such as a press reporter, financial analyst or stock broker) with respect to any matter should be referred without comment to the Chief Executive Officer of the Company. If there has been no public announcement of the Company’s involvement in a matter, the Company’s involvement should not be confirmed, even indirectly. Similarly, the presence of visitors at the Company should not be confirmed, unless specifically authorized.

6.	Communications procedures should be arranged with persons working on each matter in order to maintain security. For example, special precautions may be necessary to secure facsimile or other electronic communications of confidential information, and a “confidential” legend on envelopes may be necessary to maintain confidentiality.

7.	Use of temporary secretaries and other temporary employees in connection with sensitive matters should be minimized and special care should be taken to ensure their compliance with this Policy.

ADDITIONAL INFORMATION AND CONSIDERATIONS

Compliance with the law and this Policy is your responsibility. Before you make a trade in the Company’s securities, or securities of entities doing business with the Company, or securities of entities about which you have learned confidential information in the course of your employment, you should review this Policy and notify the Chief Financial Officer.

It is very important that you fully understand this Policy and the requirements described above. Accordingly, please contact the Company’s Chief Financial Officer to discuss any questions you might have. To ensure that everyone is familiar with the Company’s policy with respect to insider trading and tipping, you are required to sign the attached statement acknowledging your understanding of and compliance with this Policy, and return it to the Chief Financial Officer as promptly as possible. Also, because continued compliance with this Policy is critical, you may from time to time be asked to acknowledge your continued familiarity with and adherence to its requirements.

POLICY ON INSIDER TRADING

CERTIFICATE OF RECEIPT AND ACKNOWLEDGEMENT

I hereby certify that I have read and understand, and agree to comply with, the KORU Medical Systems, Inc. Policy on Insider Trading.

Employee:

________________________________

(Signature)

________________________________

(Printed Name)

Dated:___________________________